Kenneth L. Henderson Direct: 212-541-2275 Fax: 212-541-1357 klhenderson@bryancave.com

May 21, 2007

VIA FEDEX AND FAX

Michael Pressman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetRatings, Inc.
Preliminary Schedule 14A Amendment No. 2
File No. 000-27907

Schedule 13E-3 Amendment No. 2
File No. 005-57383

Dear Mr. Pressman:

On behalf of NetRatings, Inc. (“the Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 9, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A Amendment No. 2 filed on April 30, 2007 (the “Proxy Statement”) and Schedule 13E-3 Amendment No. 2 filed on April 30, 2007 (the “Schedule 13E-3”).  The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the pages of the Amended Proxy Statement or Amended Schedule 13E-3, as applicable.  The responses and information described below are based upon information provided to us by the Company or the other parties involved in the transaction, as applicable.

Michael Pressman

May 21, 2007

Schedule 13E-3

1.                                       We note your response to prior comment 1. It is not clear from your responses why, despite not identifying Valcon as a filing person, the members of the controlling stockholder group are not affiliates engaged in the transaction.

RESPONSE: We are including as filing persons to the Schedule 13E-3 those shareholders of Valcon Acquisition Holding (Luxembourg) S.a.r.l. (“Valcon”) who designate one or more members to the Investor’s Committee (a committee of representatives of the shareholders in Valcon, and the principal governing body for Valcon and its direct and indirect subsidiaries, including Nielsen).  Given that we are now including such shareholders as filing persons, we also are including Valcon as a filing person.  In addition, we are also providing information relating to the general partners of such shareholders, including Valcon, and partners or members of such entities, without conceding that such information is within the scope of Instruction C to Schedule 13E-3.  Please see the Amended Schedule 13E-3 and the revised disclosures in the Amended Proxy Statement on pages 1, 12, 74 and 77-85.

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Please do not hesitate to call me (212-541-2275) or Gary Wolff (212-541-1107) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

Kenneth L. Henderson